GOLDBELT ANNOUNCES 45% INCREASE IN INATA RESERVES

Toronto, Ontario – (July 30, 2007) Goldbelt Resources Ltd. (TSX: GLD) is pleased to announce a 45% increase in the reserves at Inata. The updated 43-101 Reserve estimate was completed in preparation for Goldbelt’s final Feasibility Study which has increased mineable Reserves by 45% from 633,000 ounces to 921,000 ounces of gold. Additional reserves are expected in and around the Inata mine as further delineation drilling is completed. Further drilling has also been completed at Minfo, Inata West and Inata North Extension and results are awaited.

	INATA RESERVES
	(0.8 g/t cutoff)
	Ore (tonnes)	Au (g/t)	Ounces
Proven	4,173,000	2.4	323,000
Probable	10,170,000	1.8	598,000
Total	14,343,000	2.0	921,000

As part of the study completed by Orelogy Pty Ltd of Perth, Western Australia a mining schedule was developed. The schedule was designed to mine and process the higher grade ore the early years of production.

	MINING SCHEDULE
		(0.8 g/t cutoff)
Stage	Area	Ore (tonnes)	Au (g/t)	Ounces
Stage 1	North	3,185,000	2.53	259,000
	Central	1,295,000	2.15	90,000
Stage 2	North	4,079,000	2.04	268,000
	Central	3,494,000	1.81	203,000
Ultimate	South	1,046,000	1.36	46,000
Ultimate	Far South	67,000	2.40	5,000
Ultimate	Sayouba	462,000	1.55	23,000
Ultimate	Minfo	715,000	1.24	28,000
Total		14,343,000	2.00	921,000

Low grade stockpile		1,066,000	0.66	23,000

The Feasibility Study is based on a 2.0 mtpa operation which will be completed in August.

We believe we can further expand the resources at Inata, and the deposit is still open along strike and at depth. Further drilling is planned at highly prospective targets and additional resources are being evaluated in the Belahouro License area to provide additional mill feed. The key projects are the Souma Trend (Souma Village, BSF1, BSF16, Dynamite Pit and N’Darga) and the Fete Kole and Gassel Garafo Trends.

Collin Ellison, President and CEO, is the qualified person and has reviewed the results, sampling procedures and data contained in this release.

For additional information, please visit the Company’s website www.goldbeltresources.com or contact Laura Sandilands, Investor Relations or Collin Ellison, President and CEO at (416) 364-0557 or by email lsandilands@goldbeltresources.com.

GOLDBELT RESOURCES LTD.

Per: “Collin Ellison”
Collin Ellison, President and CEO

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Certain statements contained in this disclosure document constitute forward-looking statements which are not historical facts and are made pursuant to the “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995. When used in this document, words like "anticipate", "believe", "estimate" and "expect" and similar expressions are intended to identify forward-looking statements.

Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Company’s projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Company’s projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties.

The United States Securities and Exchange Commission permits mining companies in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We may use certain terms in this disclosure document such as resources that are prescribed by Canadian regulatory policy and guidelines but are not provided for in the SEC guidelines on publications and filings.

Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management or its independent professional consultants on the date the statements are made. The reader is cautioned that actual results, performance or achievements may be materially different from those implied or expressed in such statements.